NIOGOLD MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Quarter Ended February 29, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim financial statements of Niogold Mining Corp. (“the Company”) for the quarter ended February 29, 2008 (the "Current Period") and compares the financial results for the Current Period to those of the quarter ended February 28, 2007 (the "Comparative Period"), and the Company's financial condition as at February 29, 2008 to that at August 31, 2007.

The following information, prepared as of April 16, 2008, should be read in conjunction with the February 29, 2008 audited financial statements.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principals. All amounts are expressed in Canadian Dollars.

Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Business of the Company

The Company is engaged in mineral property exploration in the Province of Quebec.

The Company has assembled a diversified property portfolio that shows potential for gold, diamonds, niobium, and rare earth elements as well as nickel, copper, cobalt and phosphorus.

Discussion of Financial Condition and Results of Operations

Financial Condition

As at February 29, 2008, the Company had $6,917,178 of current assets and $52,128 of current liabilities, resulting in working capital of $6,865,050. This compares to working capital of $8,714,572 as at August 31, 2007. This decline in the Company’s working capital position was primarily the result of exploration expenditures in the Current Period – see "Mineral Property Expenditures” below.

The Company's mineral properties had a book value for accounting purposes of $8,063,221 at the end of the Current Period, compared to $6,379,369 as at August 31, 2007. There were no write-downs or write- offs of mineral properties during the Current Period or the Comparative Period.

Private Placement Financings

During the Current Period the Company did not conduct any equity financings, nor did it receive any funds from the exercise of share purchase warrants or options.

Results of Operations

The Company incurred a net loss of $192,793 or $0.003 per share in the Current Period after a charge of $23,564 for share-based compensation and an unrealized loss on investments of $20,937. The loss before share-based compensation and unrealized loss on investments was $148,292 or $0.002 per share. These figures compare with a net loss of $168,269 or $0.005 per share in the Comparative Period. There was no unrealized gain on investments in the Comparative Period.

Operations for the Current Period generated no revenue. Expenses for the Current Period consisted primarily of shareholder information, legal and audit, management fees, and other administrative expenses. There were no extraordinary items charged to income.

During the Current Period, the Company spent $745,597 on mineral property exploration – for additional details see "Mineral Property Expenditures" below. This compares with $439,250 spent on mineral property exploration in the Comparative Period.

Mineral Property Expenditures

Marban, First Canadian, Norlartic and Gold Hawk Properties – $583,737

During the Current Period the Company completed its 2007 drilling program, with 1,357 meters of drilling completed in 4 holes in the month of December. Since the start of the 2007 drilling program in April a total of 13,113 metres have been completed in 35 drill holes as follows:

Marban Mine target	27 holes	10,824 metres
Norlartic Main Zone	3 holes	768 metres
Kierens Zone	3 holes	831 metres
Marban NE target	2 holes	690 metres

During the month of December, assay results were received for 9 holes drilled on the Marban Mine target. These included best intervals of 5.06 g/t Au over 6.4 metres and 3.84 g/t Au over 8.7 metres.

Assay results were received for 3 drill holes completed over the Kierens Zone during the month of October. One section returned an interval of 3.93 g/t Au over 10.3 metres core length, including 9.85 g/t Au over 3.1 metres and 9.98 g/t Au over 1.0 metres at a vertical depth of 250 metres.

In December assay results were also received for 2 drill holes completed on the Marban NE target. These returned intersections of 6.20 g/t Au over 1.2 metres, 4.3 g/t Au over 1.1 metres and 20.70 g/t Au over 1.0 metre.

The 2007 drilling program highlighted the robust nature of the Marban gold mineralized system and demonstrated that the target offers excellent potential to outline new resources at relatively shallow depths (less than 500 metres) within the Marban Mine sequence. More drilling will be needed in order to establish continuity of the gold mineralized zones intersected in 2007. Accordingly, the Company plans an additional 10,000 metres of drilling in 2008 to investigate the west strike extent of the system.

The 2008 drilling program commenced on January 8, 2008. During the months of January and February, a total of 2,902 metres of drilling was completed in 8 holes.

Assay results received in February for the Marban Mine 2008 holes show best intervals of 4.30 g/t Au over 13.9 metres, 6.46 g/t Au over 7.0 metres and 9.19 g/t Au over 1.2 metres.

In order to fully comply with NI 43-101 guidelines, the Company has established a quality assurance and quality control regime to insure the precision and reproducibility of assay results. Quality control procedures have been revised for the 2008 drilling program. Duplicate sampling has been terminated, standards are now inserted every 20 samples, and blank samples are now inserted at the beginning and at the end of the main mineralised zones.

During the Current Period the Company completed approximately 8.1 kilometres of line-cutting in order to extend the Marban mine grid to 1 kilometre west of the Marban Mine shaft. A further 10.9 kilometres of line-cutting was completed in order to extend the Norlartic mine grid westward to the Malartic Hygrade property boundary.

In February the Company made a $30,000 option payment as required under the terms of the Gold Hawk option agreement.

During the Current Period the 2006 airborne magnetic survey report was submitted for assessment credits. The Company also attended to claim renewals.

The 2006 diamond drilling program report on the Marban Block properties is in progress and will be submitted for assessment credits in March.

Camflo West and Malartic Hygrade Project – $82,354

During the months of January and February, a total of 2,097 metres of drilling was completed in 2 holes on the Malartic Hygrade property. Early assay results showed a best interval of 1.65 g/t of Au over 2.4 metres.

A complete compilation of historic mine, drill hole and geological data relating to the Malartic Hygrade property and neighboring ground was contracted out to consultant Tech2Mine of Val-d’Or, Quebec. The work is expected to be completed by mid-May.

Planning and permitting for a mechanical stripping program on the Camflo West property is in progress. Work is planned to commence in late April.

During the Current Period the Company completed the Camflo West 2006 diamond drilling program report and the report was filed for assessment credits. The Company also attended to the filing of claim renewals.

Heva Property – $10,000

During the Current Period the Company entered into an option agreement to acquire ten mineral properties contiguous with the Heva claims – see "Property Acquisitions and Dispositions" below.

Pump Lake Project – $69,506

A mechanical stripping and sampling program was conducted during the months of October and November over several select sites located in the northeast portion of the property. Ten kilometres of old logging road on the east side of Lake Lesueur were rehabilitated and a few kilometres of new road were constructed to access the Roxane showing grid from east to west. Six target sites were stripped and channel sampled using a diamond saw. Four of the sites were further exposed by blasting.

A total of 114 samples were taken during the stripping program and sent for uranium analysis. During the Current Period partial assay results were received with about 70% of the analysis pending.

In February the Company made a $25,000 option payment as required under the terms of the Pump Lake option agreement. The Company map-staked 125 additional claims to cover prospective ground over the Roxane-Emma mineralized trend.

During the Current Period the Company also attended to the filing of assessment credits.

Blondeau-Guillet Project – $nil

This property is under option to SearchGold Resources Inc. Under the terms of the option agreement dated June 20, 2006, SearchGold may earn a 70% interest in the Blondeau-Guillet property by paying $50,000 (paid), issuing 750,000 shares (received) and incurring 620,000 in exploration expenditures over 3 years.

Boyvinet Project – $nil

There was no activity on this property during the Current Period.

Le Tac Project – $nil

There was no activity on this property during the Current Period.

Montviel Carbonatite Project – $nil

There was no activity on this property during the Current period.

Vassan Project – $nil

This property is under option to Alexandria Minerals Corporation. Under the terms of the option agreement dated September 29, 2006, Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares to the Company (received) and incurring $65,000 of exploration expenditures on the property over one year.

Property Acquisitions and Dispositions

On January 31, 2008, the Company entered into an agreement to acquire ten mineral properties covering 339 hectares located in Malartic Township, Quebec, contiguous with the Company’s Heva claims. The Company paid $10,000 and issuing 100,000 common shares upon signing of the agreement and can acquire a 100% interest in the claims by paying a further $10,000 and issuing a further 100,000 common shares on or before the first anniversary of the agreement. The vendor retains a 1.5% net smelter royalty.

Other Financial Information

Selected Annual Information

The following table provides selected financial information for each of the three most recently completed financial years.

	August 31, 2007 $	August 31, 2006 $	August 31, 2005 $
Total Revenue	-	-	-
Loss Before Extraordinary Items - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Loss - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Total Assets	15,467,469	6,310,356	2,746,644
Total Long Term Liabilities	-	-	-
Cash Dividends Declared - Per common share	-	-	-

(1)

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

(2)

Fully diluted loss per share is not presented because the exercise of options and warrants would not be dilutive.

Summary of Quarterly Results

The following table provides selected financial information for the eight most recently-completed fiscal quarters.

	Second Quarter Ended Feb 29,	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,	Third Quarter Ended May 31,	Second Quarter Ended Feb 28,	First Quarter Ended Nov 30,	Fourth Quarter Ended Aug 31,	Third Quarter Ended May 31,
	2008	2007	2007	2007	2007	2006	2006	2006
	$	$	$	$	$	$	$	$
Total
Revenue	-	-	-	-	-	-	-	-
Loss
- Total	192,793	118,156	339,372	377,170	391,717	118,572	379,792	147,572
- Per Share	0.00	0.00	0.01	0.01	0.01	0.00	0.01	0.01

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the Current Period, nor are there any proposed changes to the Company's accounting policies.

Related Party Transactions

The following table summarizes transactions between the Company and related parties.

	2007 $	2006 $
Transactions During the Quarter
Deferred exploration costs – salary paid or payable to a director and officer of the Company.	72,000	51,000
Consulting fees paid or payable to directors and officers of the Company.	-	36,000
Management fees paid or payable to a company controlled by a director and officer of the Company.	72,000	51,000
Office rent paid to companies controlled by directors of the Company.	3,000	3,000
Balances at end of Quarter
Amount included in prepaid expenses owed to the Company by a director of the Company.	-	2,526

Liquidity and Capital Resources

The Company has met all cash requirements for its operations through funds previously raised through completed equity financings. Future funding needs of the Company will be dependent upon the Company’s continued ability to obtain equity and/or debt financing to continue exploration activities and to otherwise meet its financial obligations as they become due.

At the present time, Management feels that the Company has adequate cash resources to satisfy its exploration activities in the near future.

In the future, a number of factors will affect the Company’s ability to raise additional equity capital, including but not limited to market conditions and the economic prospects of its mineral properties.

Financial Instruments

Effective September 1, 2006, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3855 “Financial Instruments” and Section 3861 “Financial Instruments -- Disclosure and Presentation”. Section 3855 recommends that financial assets and liabilities classified as held for trading be measured at fair value with gains and losses recognized in net income in the periods in which they arise. The Company classifies its investments in marketable securities as held for trading.

The carrying value of cash and cash equivalents, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Subsequent Events

On April 1, 2008, the Company granted 125,000 incentive stock options to a consultant, exercisable at a price of $0.20 per share for a period of five years.

Outstanding Securities of the Company

Issued and Outstanding Shares

As at February 29, 2008, the Company had 61,542,089 common shares issued and outstanding. As at April 16, 2008, the effective date of this MD&A, the Company had 61,542,089 common shares issued and outstanding.

Outstanding Warrants

As at April 16, 2008, the effective date of this MD&A, the following common share purchase warrants were outstanding.

Exercise Price and Expiry Date	Number
$0.70 until October 17, 2008	1,644,871
$0.70 until October 24, 2008	9,263,535
$0.70 until December 27, 2008	118,611
11,027,017

Outstanding Director and Employee Options

As at April 16, 2008, the effective date of this MD&A, the following director and employee options were outstanding.

Exercise Price and Expiry Date	Number
$0.30 until October 31, 2008	300,000
$0.30 until February 21, 2010	400,000
$0.30 until April 25, 2010	125,000
$0.30 until February 17, 2011	300,000
$0.30 until March 14, 2011	225,000
$0.31 until May 19, 2011	160,000
$0.28 until December 12, 2011	430,000
$0.35 until January 17, 2012	175,000
$0.47 until February 6, 2012	100,000
$0.38 until February 19, 2012	250,000
$0.41 until May 3, 2012	20,000
$0.364 until May 18, 2012	200,000
$0.435 until August 8, 2012	720,000
$0.22 until January 23, 2013	50,000
$0.25 until February 20, 2013	100,000
$0.20 until April 1, 2013	125,000
3,680,000

Outstanding Agent’s Compensation Options

As at April 16, 2008, the effective date of this MD&A, there were 1,752,300 agent’s compensation options outstanding, exercisable at $0.45 per share until October 24, 2008.

Risk and Uncertainty

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The recoverability of amounts shown for mineral properties may be affected by changing economic, regulatory and political variables. Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Forward-Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially differ from any future results, performance or achievements expressed or implied by such forward- looking statements. Readers are cautioned not to place undue reliance upon such forward-looking statements.

Disclosure Controls and Procedures

Management has implemented a system of disclosure controls and procedures that provides a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim fillings or other reports is recorded, processed, summarized and reported on a timely basis as required.

Management is also responsible for the design, implementation and maintenance of the Company’s system of internal controls over financial reporting. This system is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and its system of internal controls over financial reporting as at the end of the Current Period and has concluded that these systems are sufficient to provide reasonable assurance that the Company’s disclosures are in compliance with securities regulations.

The small size of the Company and limited number of staff preclude comprehensive segregation of incompatible functions within the accounting department, however, management believes that the resulting control weaknesses are compensated for by the provision of adequate levels of supervision and review by senior executives.

While management believes the Company’s disclosure controls and procedures and system of internal controls over financial reporting are generally effective, they do not expect that these systems will prevent or detect all material errors or fraud.

Additional Information

Additional information related to the Company is available from SEDAR at www.sedar.com